June 26, 2025

Confidential

Melissa Kindelan

Kathleen Collins

Mariam Mansaray

Larry Spirgel

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CTW Cayman
Responses to the Staff’s Comments on Amendment No. 1 to Registration Statement on Form F-1 Filed on June 12, 2025 File No. 377-07710

Ladies and Gentlemen:

On behalf of CTW Cayman (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 24, 2025 on the Company’s registration statement on Form F-1 filed on June 12, 2025 (the “Amendment No. 1 to Registration Statement”). Concurrently with the submission of this letter, we are filing herewith the Company’s Amendment No. 2 to Registration Statement on Form F-1 (the “Amendment No. 2 to Registration Statement”) via EDGAR to the Commission.

In this letter, we have responded to all of the Staff’s comments by revising the Amendment No. 1 to Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Amendment No. 1 to Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Amendment No. 2 to Registration Statement where the language addressing a particular comment appears.

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Amendment No. 1 to Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics, page 60

1.	Please address the following as it related to your revised disclosure on page 14 and response to prior comment 3.
●	Tell us, and revise to disclose, how you determine which advertising costs are specifically related to user acquisition and the type of costs (i.e. advertising, compensation, travel, etc.) included in your calculation.
●	Explain why you believe certain marketing costs, such as general brand marketing or promotional events, are not relevant to attracting created users.
●	In your response, provide us with the number of created users and advertising expense used in your ROAS calculations for each period presented.
●	Revise to disclose what costs are excluded from total sales and marketing expense in calculating this measure and why.
●	If true, revise to disclose that the cohort of created users in a particular year may not be representative of every year, and that this measure is not indicative of past or future performance.

Response:

In response to the Staff’s comment, the Company has revised its methodology for calculating ROAS (Return on Advertising Spend) to include all advertising expenses incurred during the applicable periods, without making exclusions for certain types of promotional or brand-related campaigns. This change was made to improve consistency and comparability across reporting periods and to provide a more comprehensive view of the Company’s total advertising investment.

Accordingly, the Company has updated the ROAS figures as follows:

●	FY2024 ROAS (updated): 99.3%

●	FY2025 H1 ROAS (updated): 105.8%

●	FY2024 H1 ROAS (updated): 96.6%

●	FY2023 ROAS (updated): 130.3%

The updated ROAS figures are based on the number of created users and total advertising expenses for each period, as detailed below:

●	FY2025 H1:

Created users: 16,565,252

Advertising expenses: $24,651,703

In-game purchases generated by created user: $26,071,097

ROAS = (In-game purchases generated by created user / created user) / (advertising expenses / created user) = In-game purchases generated by created user / advertising expenses = $26,071,097 / $24,651,703 = 105.8%

●	FY2024 H1:

Created users: 8,818,514

Advertising expenses: $16,143,247

In-game purchases generated by created user: $15,602,278

ROAS = (In-game purchases generated by created user / created user) / (advertising expenses / created user) = In-game purchases generated by created user / advertising expenses = $15,602,278 / $16,143,247 = 96.6%

●	FY2024: Created users: 19,942,036

Advertising expenses: $37,309,197

In-game purchases generated by created user: $37,066,685

ROAS = (In-game purchases generated by created user / created user) / (advertising expenses / created user) = In-game purchases generated by created user / advertising expenses = $37,066,685 / $37,309,197 = 99.3%

●	FY2023: Created users: 21,381,375

Advertising expenses: $31,080,465

In-game purchases generated by created user: $40,486,035

ROAS = (In-game purchases generated by created user / created user) / (advertising expenses / created user) = In-game purchases generated by created user / advertising expenses = $40,486,035 / $31,080,465 = 130.3%

Under the revised approach, the Company includes all expenses recorded under advertising expenses in its financial statements. These consist primarily of paid media costs for online channels and ad placements, which are directly attributable to digital marketing efforts aimed at acquiring new users.

The Company excludes from the ROAS calculation the costs not classified as advertising expenses, including (i) compensation for marketing personnel, (ii) travel expenses, event-related costs, and (iii) general overhead. These items are excluded as they are not considered advertising expenses under the Company’s accounting policies and are separately reported within the broader sales and marketing expenses line item in its financial statements.

Historically, the Company excluded general brand marketing and promotional events related advertising costs from ROAS calculations because they were not directly linked to attributable user acquisition campaigns. However, under the revised methodology, all advertising spends, regardless of the type of campaign, is included to eliminate subjectivity and improve transparency. The Company believes that this revision results in a more conservative and comprehensive measure of advertising efficiency.

Finally, the Company acknowledges that cohorts of created users in any given period may not be representative of other periods, due to differences in game mix, marketing channels, and user behavior. As such, ROAS should not be viewed as indicative of past or future performance. The Company has revised disclosure on page 26 of the Amendment No. 2 to Registration Statement to reflect this consideration.

In response to the Staff’s comment, the Company has also revised disclosure on pages 5, 14, 60, 61, 87 and 99 of the Amendment No. 2 to Registration Statement to reflect the revised calculation methodology and related information.

* * * *

If you have any questions regarding this submission, please contact Mr. Richard J. Chang at +8610 5680 3969 or rchang@gunder.com.

Thank you again for your time and attention.

Yours sincerely,

/s/ Richard J. Chang
Richard J. Chang

cc:	Mr. Patrick Liu (pliu@ctw.inc), Chief Financial Officer
CTW Cayman

Ms. Ying Liu, Partner
YCM CPA INC.

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